Exhibit 99.1

Other than information relating to Dori Energy, the disclosures contained herein concerning the Dorad Power Plant (both as hereinafter defined) are based on information received from Dorad.

1.1.	General

U. Dori Energy Infrastructures Ltd., or Dori Energy, is an Israeli private company in which we currently hold 50%. The remaining 50% is currently held by Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Luzon Group (f/k/a the Dori Group). The Luzon Group is an Israeli publicly traded company, whose shares and debentures are traded on the Tel Aviv Stock Exchange. Dori Energy’s main asset is its holdings of 18.75% of Dorad Energy Ltd., or Dorad.

Dorad currently operates a combined cycle power plant based on natural gas, with a license to produce approximately 860 MW, located south of Ashkelon, or the Dorad Power Plant. The Dorad Power Plant was constructed as a turnkey project, with the consideration denominated in US dollars, and commenced commercial operations in May 2014. The electricity produced by the Dorad Power Plant is sold to end-users throughout Israel and to the Israeli National Electrical Grid. The transmission of electricity to the end-users is done via the existing transmission and distribution grid, in accordance with the provisions of the Israeli Electricity Market Law, 1996, or the Electricity Law, and its regulations, and the standards and the tariffs determined by the Israeli Electricity Authority. The existing transmission and the majority of the existing distribution lines are operated by the Israeli Electric Company, or IEC, which is the only entity that holds a transmission license in Israel.

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd., or EAIS (37.5%), an Israeli private company owned by Eilat-Ashkelon Pipeline Company Ltd., or EAPC, and Edelcom Ltd., or Edelcom, (18.75%), an Israeli private company indirectly owned by Mr. Ori Edelsburg, and Zorlu Enerji Elektrik Uretim A.S., or Zorlu, (25%), a publicly traded Turkish company. Dorad’s shareholders, including Dori Energy, are parties to a shareholders agreement dated November 2010 that includes customary provisions including provisions in connection with the holdings of Dorad’s shares, the investments in Dorad, its financing and management, restrictions of transfer of shares, including a right of first refusal, pre-emption rights, arrangements in connection with the financing of Dorad’s operations and mechanisms that will be implemented in the event any of Dorad’s shareholders does not meet its financing obligations, including dilution mechanisms, certain special shareholder or board, as applicable, majority requirements (either a 66% majority or for certain resolutions a unanimous vote requirement) and the right of each shareholder holding 10% of Dorad’s shares to nominate, replace or terminate the service of one member to Dorad’s Board of Directors, providing that shareholders may aggregate holdings for purposes of appointment of a director and that each director will be entitled to the voting rights determined based on a division of the holdings of the shareholder that appointed such director by the number of directors appointed by such director. As noted below, pursuant to the shareholders’ agreement among Dori Energy’s shareholders and Dori Energy, or the Dori Energy Shareholders Agreement, we are currently entitled to recommend the nomination of the Dorad board member on behalf of Dori Energy.

Investment and Acquisition of Shares in Dori Energy

On November 25, 2010, Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary, entered into an Investment Agreement, or the Dori Investment Agreement, with the Dori Group and Dori Energy, with respect to an investment by Ellomay Energy in Dori Energy. Pursuant to the terms of the Dori Investment Agreement, Ellomay Energy invested a total amount of NIS 50 million (approximately €10 million) in Dori Energy, and received a 40% stake in Dori Energy’s share capital. The transaction contemplated by the Dori Investment Agreement, or the Dori Investment, was consummated in January 2011, or the Dori Closing Date. Following the Dori Closing Date, the holdings of Ellomay Energy in Dori Energy were transferred to Ellomay Clean Energy Limited Partnership, or Ellomay Energy LP, an Israeli limited partnership whose general partner is Ellomay Energy and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy with respect to the Dori Investment Agreement and the Dori Energy Shareholders Agreement.

Ellomay Energy was also granted an option to acquire additional shares of Dori Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy’s percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The exercise price of the options was NIS 2.4 million for each 1% of Dori Energy’s issued and outstanding share capital (on a fully diluted basis). In May 2015, we exercised the first option and in May 2016, we exercised the second option, accordingly, we currently hold 50% of Dori Energy and our indirect ownership of Dorad is 9.375%. The aggregate amount paid in connection with the exercise of such options amounted to approximately NIS 2.8 million (approximately €0.7 million), including approximately NIS 0.4 million (approximately €0.1 million) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy, Dori Energy and Dori Group also entered into the Dori Energy Shareholders Agreement that became effective upon the Dori Closing Date. The Dori Energy Shareholders Agreement provides that each of Dori Group and Ellomay Energy is entitled to nominate two directors (out of a total of four directors) in Dori Energy for as long as the ratio of holdings between the two shareholders is in the range of 1:1 to 1:1.5 and thereafter such number of directors based on the ratio of holdings of the parties. The Dori Energy Shareholders Agreement also grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy. The Dori Energy Shareholders Agreement further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, limitations on pledging of Dori Energy’s shares, principles for the implementation of a BMBY separation mechanism, special majority rights, etc.

As of September 30, 2022, the outstanding shareholders’ loans provided to Dori Energy by us and the Luzon Group amount to approximately NIS 64.6 million (the Company’s portion is approximately NIS 32.3 million). Following September 30, 2022, Ellomay Energy and Dori Energy entered into a loan agreement and capital notes agreements, effective December 31, 2022, which provide for the conversion of approximately NIS 22.3 million of the shareholder’s loans to capital notes, payable not less than 60 months after the date of their execution, with the remaining balance of shareholder’s loans (NIS 10 million), bearing an annual interest equal to the interest payable on Dorad’s senior debt plus 3%, with a repayment date of December 31, 2023. The shareholder loan agreement provides that early repayment is permitted, without a penalty. The Luzon Group entered into a similar loan agreement and capital notes with respect to its portion of the shareholders’ loans.

Dori Energy’s representative on Dorad’s Board of Directors is currently Mr. Ran Fridrich, who is also our CEO and a member of our Board of Directors.

To the best of our knowledge, since February 2018, the holdings and rights of the Luzon Group in Dori Energy (including the shares of Dori Energy held by the Luzon Group and the shareholders’ loans provided by the Luzon Group to Dori Energy) are pledged to the holders of debentures issued by the Luzon Group to the public in Israel.

1.2.	Investments in the Equity of Dorad and Transactions in its Shares

During the years 2020 and 2021 and through September 30, 2022, no investments were made in the equity of Dorad, and no transactions were made in Dorad’s shares. During the second half of 2020, Dorad started examining the possibility to conduct an initial public offering of Dorad’s shares. Dorad’s management examined, with its financial and legal advisors, the stages required and the feasibility of the initial public offering. A resolution to conduct such initial public offering is subject to the approval of Dorad’s shareholders, which has not been obtained as of September 30, 2022, and, among other factors, to the market conditions prevailing at the relevant time.

1.3.	Distribution of Dividends

On February 27, 2020, Dorad’s board of directors decided to distribute a dividend of NIS 120 million (approximately €31.6 million). In connection with such dividend distribution, Dori Energy received NIS 22.5 million (approximately €5.8 million) and repaid an amount of NIS 10.25 million (approximately €2.6 million) loan to us. On May 6, 2021, Dorad’s board of directors approved the distribution of a dividend in the amount of NIS 100 million (approximately €25.4 million) and such dividend was distributed during May 2021. In connection with such dividend distribution, Dori Energy received an amount of approximately NIS 18.8 million (approximately €4.5 million) and repaid an amount of approximately NIS 9 million (approximately €2.3 million) loan to us.

As of December 31, 2021 and September 30, 2022, the profits (as such term is defined in Section 302 of the Israeli Companies Law) of Dorad for purposes of distribution, based on Dorad’s financial statements for such period, were approximately NIS 497.4 million and NIS 541.6 million, respectively. As of September 30, 2022, Dorad does not have a dividend distribution policy.

The Dorad Credit Facility (as updated on July 2016) (as hereinafter defined), includes limitations on distributions by Dorad based on compliance with financial covenants and certain undertakings. For the purposes of the Dorad Credit Facility, a “distribution” includes also the repayment of shareholders’ loans. A distribution that is not in compliance with the Dorad Credit Facility will cause for immediate repayment of the financing obtained by Dorad. For additional details concerning the Dorad Credit Facility see Section 1.13 below.

1.4.	Selected Financial Information

The following is selected financial information derived from Dorad’s financial statements and financial results:

	As of and for the nine months ended	As of and for the year ended December 31,
	September 30, 2022	2019	2020	2021
	Unaudited	Audited
	NIS in thousands
Net profit	44,185	161,324	99,302	41,726
Financing expenses, net	166,199	188,644	154,372	214,319
Total shareholders’ equity	1,187,527	1,222,314	1,201,616	1,143,342

Dorad’s financial results are significantly influenced by seasonality and changes in the Israeli CPI.

Dorad’s financial statements for the year ended December 31, 2021 were included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, or the 2021 Annual Report (pages FD-1 – FD-47), filed with the SEC and on MAGNA on March 31, 2022 and incorporated by reference herein. Pursuant to the requirements of Rule 3-09 to Regulation S-X, the financial statements included an audit report with respect to the financial position as of December 31, 2020, and the related statements of profit or loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes to the financial statements.

The following is selected financial information of the Dorad segment in our financial statements and financial results, as applicable, as of and for the years ended December 31, 2019, 2020 and 2021 and as of and for the nine months ended September 30, 2022:

	As of and for the nine months ended	As of and for the year ended December 31,
	September 30, 2022	2019	2020	2021
	Unaudited	Audited
	€ in thousands
Share of profit (loss) of equity accounted investee	556	117	1,525	3,086
Total assets	34,972	34,029	32,234	33,561
Total liabilities	-	-	-	-

For additional information see Item 5.B of our 2021 Annual Report, Exhibit 99.2 to our Immediate Report on Form 6-K submitted to the ISA through the MAGNA system on September 25, 2022, and the analysis of the results of Dorad as an equity accounted investee of the Company that are included in Exhibit 99.2 to our Immediate Report on Form 6-K submitted to the ISA through the MAGNA system on December 30, 2022, all incorporated by reference herein.

1.5.	General Environment – General Information about Dorad

1.5.1.	Structure of Dorad’s Field of Operations; Changes in the Scope of Activities in the Field of Operations and in Profitability; Competition

The Israeli electricity market is dominated by the IEC, which manufactures and sells most of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of approximately 11.6 GW as of the end of 2021 (based on the Israeli Electricity Sector Annual Report for 2021, published by the Israeli Electricity Authority in July 2022). According to such report, in 2021 the installed capacity of the IEC represented 54% of the total installed capacity in the Israeli market, the actual electricity production of the IEC represented 52% of the actual electricity production in the Israeli market and the IEC’s market share in the supply segment represented 70% of the supply segment of the Israeli market, with the remainder represented by the independent power producers. The IEC controls both the transmission network (for long-distance transmittal of electricity) and the distribution network (for transmittal of electricity to the end users). In recent years, various private manufacturers received energy production licenses from the Israeli Electricity Authority. During 2015, Israel’s largest private power plant, Dalia Power Energies Ltd., was commissioned with installed capacity of approximately 900 MW.

Commencing January 2016, the Israeli Electricity Authority ceased being an independent authority and was merged into the Ministry of Energy pursuant to a government resolution approved in August 2016, which also noted that the Ministry of Energy will be responsible for determining the electricity market policy and for approving electricity production licenses.

The regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Law, and the regulations promulgated thereunder, including the Electricity Market Regulations (Terms and procedures for the granting of a license and the duties of the Licensee), 1997, the Electricity Market Principles (Transactions with the supplier of an essential service), 2000, and the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, or the Electricity Market Regulations. In addition, standards, guidelines and other instructions published by the Israeli Electricity Authority (established pursuant to Section 21 of the Electricity Law) and\or by the Israeli Electric Company also apply to the production of electricity by the private sector in Israel. The operations of photovoltaic plants in Israel are also subject to various licensing, permitting and other regulations and requirements, issued and supervised by the relevant municipality, the Israeli Land Authority and various governmental entities including the Ministry of Energy, the Ministry of Agriculture, the Ministry of Interior and the Ministry of Defense.

In June 2018, the Israeli Government issued resolution no. 3859 for the reform of the electricity market and a structural change in the IEC. In July 2018, Amendment No. 16 to the Electricity Law was adopted. This amendment implements the reform of the Israeli electricity market and the reduction of the IEC’s monopolistic power by providing arrangements for the removal of the system management authorities from the IEC, maintaining the transmission and part of the distribution facilities with the IEC, increasing the competition in the production segment by forcing the IEC to sell some of the power plants it owns and opening up the supply segment to competition.

The Israeli Electricity Authority operates in accordance with the Israeli Electricity Law and the policies of the Israeli government and the Minister of Energy, or the Minister. As part of its authorities, the Israeli Electricity Authority, among other roles, grants licenses and supervises the compliance with the provisions of the Israeli Electricity Law and the licenses issued thereunder, sets the tariffs and the methods for updating them and determining standards for the quality, nature and level of the services provided by the holders of essential service supplier licenses in relation to their customers and other electricity manufacturers, including in connection with electricity consumption, grid connections, supply reliability, infrastructure services and the purchase of electricity from licensees.

As part of the 2018 reform referred to above, the Israeli government separated the system management unit from the IEC and transitioned it to a separate government company. The system management unit is responsible for planning and development of the electricity market and maintaining the balance between the supply and demand for electricity and ensuring survivability of the electricity production and transmission systems, managing the transmission of the energy from the power plants through the grid to substations with the requisite reliability and quality, timing of maintenance works in the production units and transmission system, managing the trade in electricity under competitive, equal and beneficial terms, including entering into agreements to purchase energy availability from manufacturers and the design of development of the transmission and transformation system.

During 2020, the Minister instructed that the coal-based production units of the IEC gradually transition to manufacturing electricity using natural gas, commencing in 2022 and through 2025. On the basis of this decision, in 2019 the IEC sold its production units in Alon Tavor, in 2020 its production units in Ramat Hovav, and in 2022 its production units in Hagit Mizrach (effective June 2022). In addition, the IEC published a procedure (PQ) for the sale of its production units in Eshkol in order to sell them to private parties in 2023. Upon completion of the sale of said production units, the IEC’s market share in the electricity production segment in Israel will be below 50%.

As part of the implementation of the reform in the electricity sector as described above, Noga – Electricity System Management Ltd., which is an Israeli government company managing the national electricity system, or the System Manager, was established. The System Manager began operating at the end of 2020 and the planning, development and technology unit, as well as the statistics unit, were transferred to it. In November 2021, the system management unit was also transferred to the System Manager as described above, and it began to operate fully. Commencing its full operation, the System Manager manages the planning and development of the electricity system and the operation of the electricity production units in Israel. As of the end of 2021, the IEC owned approximately 54% the production capacity and the remainder is owned by the private electricity producers. In addition, the System Manager is responsible for managing the electricity market in Israel.

Dorad competes with the IEC and other private electricity manufacturers with respect to sales to potential customers directly.

As long as the regulation remains unchanged, as the IEC controls the transmission and the majority of the delivery lines and the connection of the private power plants to the Israeli national grid, Dorad and the other private manufacturers are dependent on the IEC for their operations and may also be subject to unilateral actions on the part of IEC’s employees.

As of September 30, 2022, there are several private power plants operating in Israel for the production and supply of electricity. To the best of the Company’s knowledge and according to public information, in addition to those stations sold by the IEC to private parties as mentioned below, in 2012 the OPC Rotem Ltd. Power plant, which is a private plant located in the Rotem Plain that produces electricity using turbines that consume natural gas in the combined cycle technology, with a capacity of about 440 MW began operating. As noted in the 2021 Annual Report, in September 2015, Dalia Energy Power Ltd. began operating a private power plant operated by natural gas with a production capacity of approximately 900 MW, at the Tzafit site, located adjacent to the “Tzafit” power plant of the IEC and in the jurisdiction of the Yoav Regional Council. At the beginning of 2021, the IPM company began operating a private power plant with a production capacity of approximately 450 MW, in the industrial area of Be’er Tuvia. In addition, commencing the end of 2015, a number of additional private plants operate through cogeneration (which is the use of steam as part of industrial processes) with an aggregate capacity of approximately 1,000 MW. Based on the Israeli Electricity Authority Report for 2021, the private power producers owned approximately 40% of the installed electricity capacity in Israel.

1.5.2.	Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations

Operations in the field of the electricity sector in Israel is subject to the Electricity Market Law and the regulations promulgated thereunder. The Electricity Market Law includes, among other things, provisions on the licensing of the various parties involved in production activities, system management, transmission, distribution, supply and trade in electricity; instructions relating to the essential service provider license holder and its obligations; and instructions relating to the Israeli Electricity Authority, its composition, powers and duties. In addition, the gas transportation system in Israel is regulated by the Israeli Gas Authority, and by the regulation and decisions of the Ministry of Energy and the Israeli Gas Authority on these issues.

Tariffs and Payments

As noted above, the Israeli Electricity Authority determines the tariffs in the electricity sector, including the TAOZ Tariff, which is the tariff for electricity consumers above a certain size, based on the costs of production, infrastructure, transmission, distribution and system costs, which changes according to the seasons and according to clusters of demand hours during the day, or the Taoz Tariff. The Taoz Tariff creates a direct link between the costs of electricity production and its supply at different times and the price paid by the customer. In each season, three clusters of hours were determined: peak (hours with the highest demand), high (hours with an average demand) and low (hours with low demand). The price of electricity at peak is the highest, at high is at an intermediate level, and at low is the lowest. These rates have a material effect on the results of Dorad’s operations.

On August 28, 2022, the Israeli Electricity Authority issued a decision in which, among other things, a change in the clusters of demand hours was established, according to the decision the “high” cluster was eliminated, peak hours will be shifted in some seasons from noon to evening hours and the number of months in the summer season will be expanded to 4 months (June – September instead of July and August). The decision will enter into force with the update of–the annual rates for 2023. Dorad is examining the financial impact of the decision on its expected results.

The Israeli Electricity Authority determined the method and tariffs for the provision of availability and electricity by private electricity producers to the System Manager in the event not all of the capacity of such manufacturers was sold directly to customers. The Israeli Electricity Authority’s decision provides that the System Manager will pay for the availability even in the event electricity was not actually used by end customers depending on the amount of electricity made available to the System Manager. This decision further provides that in the event the System Manager purchases electricity from the private manufacturer, the tariff paid for the electricity will not be higher than the tariff determined in the tariff approval issued to the private manufacturer.

On December 23, 2019, the Israeli Electricity Authority published a decision regarding “Annual Electricity Rate Update 2020,” which, among other things, averaged a 7.9% decrease in the production component as of January 1, 2020, and will remain in effect to the end of 2020.

On December 27, 2020, the Israeli Electricity Authority published a decision regarding “2021 Annual Update to the Electricity Rate,” which, among other things, provided for a decrease of approximately 5.7% in the average production component commencing January 1, 2021 and effective throughout 2021.

On January 30, 2022, the Israeli Electricity Authority published a decision regarding “Electricity Rates for Customers of IEC in 2022” which provided for an increase in the average production component of approximately 13.5% commencing from February 1, 2022 that will remain in effect through the end of 2022.

On February 27, 2022, the Israeli Electricity Authority published a hearing regarding “Electricity Rates for Customers of IEC in 2022” which provided for a decrease in the average production component of approximately 3.7% from April 1, 2022 that will remain in effect through the end of 2022. On April 12, 2022, the Israeli Electricity Authority published a decision, which became effective May 1, 2022, regarding an annual update to the 2022 electricity tariff pursuant to which, among other things, the production component increased by approximately 9.4% compared to the 2021 tariff.

On July 28, 2022, the Israeli Electricity Authority published a decision titled “Annual Electricity Rate Update 2022,” which, among other things, provided for an increase in the average production component of approximately 24.3% compared to the 2021 tariff, applicable from August 1, 2022, that will remain in effect through the end of 2022.

On November 28, 2022, the Israeli Electricity Authority published a public hearing process for the update of the 2023 electricity tariff, proposing to decrease the production component aby approximately 1.1% compared to the current production component, effective January 1, 2023. No decision was published yet in connection with the proposed reduction. On December 26, 2022, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC” which provided for a decrease in the average production component of approximately 0.7% from January 1, 2023 through the end of 2023.

In October 2021, the Israeli Electricity Authority published a decision regarding the dates of payment and invoices, which regulates the payment dates so that all suppliers in the market will pay the System Manager on one fixed date, followed by all service providers (manufacturers and network providers) receiving the payment from the System Manager for their services at another fixed date. The purpose of the said resolution was to assist the System Manager with minimizing the cash flow required for its operations as well as to regulate the conduct of all parties in the electricity sector with respect to the dates of payments and receivables. In connection with the initial implementation of the aforementioned decision, Dorad had to advance a payment to the System Manager in the amount of approximately NIS 40 million, after which the continuation of payments will be made according to the updated payment dates.

Licenses

The Israeli Electricity Market Law provides that certain actions in the electricity market, including generation of electricity and supply of electricity, require a license. In May 2014, the Israeli Electricity Authority resolved to grant Dorad production licenses for a period of twenty years (which can be extended for an additional ten year period under certain conditions) and a supply license for a period of one year. In August 2014, Dorad filed a request to extend the supply license for an additional period of nineteen years and the long-term supply license was executed in July 2015.

In accordance with the terms of Dorad’s production licenses, the sale to the System Manager is conducted using the method of available capacity and energy. The production licenses impose on Dorad an obligation to comply with a minimum level of availability, regularity and efficiency in the operation of the license, an obligation to carry out inspections of the power plant and maintenance work therein, and an obligation to report to the Israeli Electricity Authority, including in connection with malfunctions and inspections carried out at the power plant. In accordance with the terms of the supply license, Dorad may sell electricity to consumers who have a continuous electricity meter installed that stores consumption data (only). In addition, in accordance with the terms of the supply license, it is required that Dorad’s equity not be less than a certain percentage of the normative cost of the power plant (according to the definition of the relevant term therein).

The licenses cannot be transferred, encumbered or seized, directly or indirectly, and the production licenses also provide that it is not possible to sell or pledge any property used for the execution of the licenses, all except with the prior approval of the Minister. In addition, the licenses state, among other things, that the approval of the Minister is required for the transfer or encumbrance of control of Dorad. In the event that the transfer of control also includes a change in the terms of the license, the approval of the Israeli Electricity Authority is also required. In addition, the licenses include restrictions and requirements in connection with transfers of rights, directly or indirectly, in Dorad.

Subject to the right of hearing and the rules applicable to it, the Israeli Electricity Authority may, with the approval of the Minister, change the conditions of the licenses granted to Dorad, add to them or subtract from them, if there have been changes in the suitability of Dorad, in the general environment of the electricity market (or in the technology relevant to the license, in relation to the production license), or if the changes are required to ensure competition in the electricity market (in relation to the production license) or the level of services to be provided. The Israeli Electricity Authority is also entitled to terminate the licenses or suspend them before the end of their term, subject to the right of the license holder for a hearing, for example in the event of a violation of the terms of the license or non-compliance with the eligibility conditions for receiving the licenses, all in accordance with the conditions specified in the licenses and according to the provisions of applicable law. The Israeli Electricity Law provides that in addition to revocation or suspension of a license due to non-compliance, the Israeli Electricity Authority may also revoke, suspend or modify a license based on other considerations, including the contribution of the license to the level of services to the public, the benefit of the consumers and the contribution of the license to the competition in the electricity market. The Israeli Electricity Law further provides that other than due to non-compliance or loss of eligibility, the revocation, suspension or modification of certain licenses, which licenses of the scope held by Dorad, requires the approval of the Minister.

As a condition for receiving the licenses, Dorad provided guarantees to ensure compliance with the conditions of the licenses as well as to compensate and indemnify the State of Israel for damages caused to it as a result of breach of these conditions or as a result of termination, limiting or suspension of the licenses. In addition, Dorad must provide a guarantee in favor of the System Manager in the amount of 70% of the average monthly bill payment of its customers in the summer season according to their consumption in the corresponding period of the previous year. In accordance with the terms of the licenses granted to Dorad, Dorad is not allowed to carry out actions that may cause a reduction in competition in the electricity market or harm it. These licenses also include provisions regarding the insurance that Dorad must maintain during the licenses period.

As of September 30, 2022, Dorad is in compliance with the terms of the licenses granted to it.

Tariff Approval

For the purpose of guaranteeing the tariffs that electricity producers are entitled to receive from the Israeli Electricity Authority, they are granted a “tariff approval” by the Israeli Electricity Authority, which includes, among other things, tariffs arising from the tariff arrangements in the standards in connection with force majeure and insurance, warranty, replacement fuel and tariffs for the manufacturer in connection with the purchase of electricity, purchase of availability and energy or the purchase of related services. In September 2010, Dorad received a tariff approval from the Israeli Electricity Authority that sets forth the tariffs applicable to the Dorad Power Plant throughout the period of its operation, valid for a period of 20 years from the date of receipt of the production license (i.e., until May 2034), which is updated according to mechanisms set forth therein and includes, among other things as described above, tariffs for the sale of availability and energy to the System Manager, and in October 2013, Dorad received a revised tariff approval pursuant to the agreement, or the Tamar Agreement, with the partners in the “Tamar” license located in the Mediterranean Sea off the coast of Israel, or Tamar. For more information concerning the agreement between Dorad and the System Manager, see Section 1.11.7 below.

Use of Fuel in the Israeli Electricity Market

In 2017, the Israeli Electricity Authority adopted a resolution for the use of fuels to implement a general loading plan was established, according to which the System Manager must plan on a semi-annual basis the total amount of diesel oil and liquid gas required for the electricity market so that liquid gas (if required) is allocated to the manufacturer with the most expensive gas agreement and diesel oil will be allocated as equitably as possible in accordance with to the relative share of each facility out of the total production of bi-fuel facilities in in the previous calendar year. The said regulation also defines the availability required from the manufacturers for the use of diesel oil and also states that the sale of gas by the IEC to consumers outside the electricity market will not occur during hours when there is a shortage of gas in the electricity market. In 2021 and through September 30, 2022, Dorad did not have a significant diesel oil use.

Consumption Plans and Deviations

In August 2019, the Israeli Electricity Authority published a proposed resolution that is subject to a public hearing concerning an amendment to the standards governing deviations from consumption plans. These standards regulate the accounting mechanism in the event the actual consumer consumption is different than the consumption plan submitted by the electricity manufacturers (such as Dorad), and include a mechanism protecting the manufacturers from random deviations in actual consumption volumes. Based on the Israeli Electricity Authority’s publication, which includes a call for public comments (the hearing process), the Israeli Electricity Authority proposed revoking the protections included in the aforementioned standards, claiming that the manufacturers are misusing the protections and regularly submit plans and forecasts that deviate from the actual expected consumption, and also seeks to impose financial sanctions on the manufacturers, which may be in material amounts upon the occurrence of certain deviation events. On January 27, 2020, the Israeli Electricity Authority issued a resolution amending the standards and imposing financial sanctions in cases of certain extraordinary events that may add up to significant sums. The resolution entered into effect commencing September 1, 2020. Based on Dorad’s financial statements, included in our 2021 Annual Report and incorporated by reference herein, Dorad is preparing to reduce the implications of the resolution and the implementation of the resolution does not have a material effect on the financial results of Dorad.

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the System Manager, based on the standards set by the Israeli Electricity Authority. On October 31, 2021, a hearing was held on the request to send notices to third parties, but no decision has yet been given on the request. Dorad and other third parties submitted their responses (and objections) to the class action and the claimant notified the court that he does not object to the third-party notices. At this point, based on the advice of legal counsel, Dorad cannot estimate the outcome of this legal proceeding.

Virtual Supplier

In March 2021, the Israeli Electricity Authority published a decision in which a regulation was established for electricity suppliers who do not hold means of production and the revision of standards for new suppliers (“virtual supplier”), and the gradual opening of the supply segment to competition commencing September 2021. Within this regulation, the suppliers will be able to purchase the electricity supplied to their customers from the System Manager up to a general quota of 400 MW, of which 100 MW for domestic consumers based on a “first come, first served” principle. In July 2021, Dorad received the supply license of a virtual supplier to suppliers who do not hold means of production, and for that purpose it provided a guarantee in the amount of NIS 2 million in favor of the Israeli Electricity Authority. Dorad is in the stages of receiving the necessary corporate approvals and approvals from financing entities in order to start operating as a virtual supplier. In Dorad’s estimation, the implementation of the decision is not expected to have a material effect on its results.

The abovementioned estimation of Dorad in connection with the impact of implementation of the virtual supplier decision constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, if and when Dorad will commence operations as a virtual supplier, the development of the virtual suppliers’ market in Israel and other risk factors listed in Section 1.17 below.

Effect of Covid-19

Following the outbreak of the coronavirus (Covid-19) in China in December 2019, and the spreading of the coronavirus to many other countries in early 2020, there has been a decline in economic activity in many regions of the world, as well as in Israel. The spreading of the coronavirus caused, among other things, a disruption in the supply chain, a decrease in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world, as well as declines in the value of financial assets and commodities in markets in Israel and around the world. The Covid-19 crisis affects Dorad’s customers (which, as noted above, include hotels and other industrial customers), and during 2020 Dorad reported a certain decrease in consumption of electricity by its customers and by the IEC due to the Covid-19 crisis and its implications on the tourism industry, the industrial entities and electricity consumption in general. During the first quarter of 2022, Dorad reported an increase in the use of electricity of several of its customers compared to the same period in 2021. Dorad notes in its financial statements that it is operating in accordance with the guidelines of the Israeli Ministries of Energy and Health on dealing with the coronavirus epidemic, including preparations of the operation and maintenance employees of the power plant and shift work as required. Dorad’s financial statements further note that it monitors the re-spreading of the virus and continuously examines the options for dealing with damage to its income.

Environmental Risks

The Dorad Power Plant is subject to a variety of Israeli environmental laws and regulations, including limitations concerning noise, emissions of pollutants, handling hazardous materials, including storage, transport and disposal, electromagnetic field radiation, and water pumping. In the event of non-compliance with environmental laws, Dorad could be subject to financial and criminal sanctions, denial of permits or licenses, suspension of activity and/or an increase in Dorad’s expenses due to damages, to the extent that they are caused as a result of non-compliance with environmental laws.

Dorad is required to obtain and maintain various licenses and permits from local and municipal authorities for its operations. Dorad holds a business license, a discharge permit into the sea, a toxic permit and an emission permit according to the Israeli Clean Air Law, 2008. As of September 30, 2022, to the best of Dorad’s knowledge, it meets the requirements of the environmental protection laws and regulations that apply to it, and the ongoing costs in connection with Dorad’s compliance with the environmental laws are not material.

In connection with Dorad’s financing, Dorad’s shareholders undertook to indemnify Dorad and/or the financing entities in connection with environmental hazards in the event that Dorad bears any cost or expense or liability, among other events in connection with environmental hazards or pollution and deviations from the business plan related to seawater absorption. To the extent that indemnification is provided as stated above, the indemnification amounts will not be considered part of the equity that Dorad’s shareholders have committed to provide to Dorad as part of the financing of the project.

Changes in the climate have an effect on electricity consumption, which is increased and/or more prolonged during periods of heat or cold that are more extreme than in previous years (in the summer and winter seasons), and could have a material impact on Dorad and its financial results.

1.5.3.	Critical Success Factors in the Field of Operations

The critical success factors for Dorad’s operations are as follows: (1) low electricity production costs, including the costs associated with the purchase of natural gas and its supply; (2) efficient management of power plant operations; (3) sale of electricity at competitive rates compared to other private electricity producers, as they exist and/or will be from time to time, as part of a long-term contract with customers, and the sale of availability and electricity to the System Manager; and (4) the ability to enter into long-term and short-term agreements with financially resilient customers.

1.5.4.	Main Barriers of Entry and Exit in the Field of Operations

The main barrier to entry in Dorad’s field of operations is the regulation applicable to the electricity production and supply sectors, including the need to obtain licenses from the Israeli Electricity Authority in order to operate in the electricity sector and comply with the conditions of the licenses. In addition, the following are also material barriers to entry: (1) instability in regulation that may discourage entrepreneurs and funding bodies from setting up large-scale projects in the electricity sector; (2) for the purpose of developing and constructing a power plant, the investment of multiple resources is required, including requirements for the provision of funding from the owners of the power plant; (3) in order to comply with contractual obligations concerning the supply of electricity, it is required to contract with suppliers who have experience and expertise in the field for a long period of time; (4) some of the suppliers of services to the power plant are currently monopolies (such as the gas transmission supplier) or suppliers that cannot be replaced easily and therefore there is dependence on them; (5) due to the high professional level required in the construction and operation of a power plant, the construction and operation of a power plant depends on the ability to employ and communicate with experts in various fields, including in the fields of engineering and technology; and (6) the period of time required for the construction of a power plant until it begins to produce and supply electricity is between five and ten years, due to, among other things, the complexity of the technology, construction and operation of a power plant as well as the need for the developer and the power plant to comply with various regulatory requirements and the need to obtain funding for the construction of the power plant.

The main exit barrier from the field of activity is the restrictions that apply to the transfer of holdings of a corporation with a production license and a supply license, which require various approvals, including from Israeli Electricity Authority and the financing entities.

1.5.5.	Changes in the Suppliers and Raw Materials in the Field of Operations

Supply of Natural Gas

In 2018, the Director General of the Israeli Competition Authority announced the introduction of two additional natural gas suppliers to the Israeli market during the following two years, in order to create competition in the natural gas market. This declaration impacted the status of the partners in the “Tamar” license as a monopoly in the natural gas supply market. In the beginning of 2020 the Leviathan gas field started to supply natural gas and Tamar ceased being the sole supplier of natural gas in Israel.

Pursuant to the Israeli Electricity Sector Annual Report for 2021, published by the Israeli Electricity Authority in July 2022, natural gas is currently being used for the production of approximately 69% of the electricity produced in Israel.

Distribution of Natural Gas

The natural gas is supplied through Israel Natural Gas Lines Ltd., currently the sole operator of a natural gas transportation system in Israel. The ability to deliver natural gas depends on the extent of the capacity of gas that can be transported in the pipeline. Tamar carried out a project to add compressors aimed at increasing the amount of gas passing through the transmission pipeline. The agreements between Israel Natural Gas Lines Ltd. and its customers (including Dorad), include, among other things, the maximum capacity that the customer may purchase. As of September 30, 2022, the maximum capacity established in the agreement between Israel Natural Gas Lines Ltd. and Dorad is sufficient for the full production capacity of the Dorad Power Plant. In extreme conditions, there may be a shortage in the supply of natural gas. However, Dorad estimates that even if such a shortage occurs, for example due to extreme weather conditions, it is expected to last only a few hours. In Dorad’s estimation, no material financial impact is expected on Dorad if such a shortage arises.

The abovementioned estimation of Dorad in connection with the duration and financial impact on Dorad of a gas shortage constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, regulatory changes and other risk factors listed in Section 1.17 below.

As described above, the Dorad Power Plant is a dual-fuel plant. However, the cost of running on diesel oil is expensive and the use of diesel oil increases the level of emissions into the air (compared to gas-based operation). In accordance with applicable regulatory requirements, Dorad maintains a stock of diesel oil intended for use as backup for operating the plant for 100 hours at full load, in the event of inability to operate the plant with gas. In accordance with the standards published by the Israeli Electricity Authority, the tariff approval granted to Dorad, the agreement between Dorad and the IEC and the existing agreements between Dorad and its customers, in the event of a gas shortage (either due to a lack of supply or the ability to transport the gas, as described above) Dorad will purchase the energy it requires in order to meet its obligations towards its customers from the IEC and will sell it to its customers at the retail price (that is, without the discount included in these agreements).

For additional information concerning Dorad’s agreements with material suppliers, see Section 1.11 below.

1.6.	Products and Services; Production Capacity; Possibility of Expansion of the Power Plant

The Dorad Power Plant is a combined cycle power plant based on natural gas, with a license to produce approximately 860 MW. The production capacity of the Dorad Power Plant is subject to degradation and is currently approximately 850 MW.

The Dorad Power Plant is based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy. The Dorad Power Plant is comprised of twelve natural gas turbines, each with an installed capacity of 50 MWp and two steam turbines, each with an installed capacity of 100 MWp. These turbines can be turned on and off quickly, with no material losses in energy efficiency, which provides operational flexibility in accordance with the expected needs of customers and the IEC, calculated based on a proprietary forecasting system implemented by Dorad.

Power Plant Malfunctions

During the years 2019 through 2021 and in January and July 2022, malfunctions were discovered from time to time in the turbines of the Dorad Power Plant, preventing use of such turbines temporarily until repair, and in one case a new turbine was purchased to replace the malfunctioned turbine. Dorad recognized certain indemnification assets for the aforementioned failures, in accordance with the relevant insurance coverage. In 2021, as part of a periodic inspection, accelerated wear was discovered in certain components of some of the turbines, and Dorad replaced them with refurbished components. Until the time of replacement of the aforementioned components, Dorad used alternative turbines that it owns in a way that did not constitute a material harm to Dorad’s ongoing operations. These faults did not materially affect Dorad’s ongoing operations.

Potential Expansion of the Dorad Power Plant (“Dorad 2”)

Dorad is examining the possibility of constructing an additional power plant within the area of the existing Dorad Power Plant, that will become part of the existing plant. On July 13, 2020, Dorad submitted to the National Infrastructure Committee, or NIC, plans for public objections, on January 11, 2021, the NIC decided to postpone the final decision and on December 27, 2021, the NIC decided to conditionally raise the construction of another power plant to a government decision. As of the date of this report, Dorad has not yet reached a final decision with respect to Dorad 2 and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

Purchase of Additional Capacity from Alon Gat

For information concerning the agreement between Dorad and Alon Gat, pursuant to which, among other things, Alon Gat will produce electricity and provide the entire availability of its power plant for sale to Dorad’s customers, see Section 1.11.3 below.

Insurance

Dorad purchases the necessary insurance policies to cover risks related to its operations (including coverage for loss of profits in certain cases), according to the requirements applicable to it by virtue of the generation and supply licenses described below, and pursuant to the Dorad Credit Facility.

1.7.	Customers

Dorad entered into electricity supply agreements with various commercial consumers for an aggregate of approximately 95% of the production capacity of the Dorad Power Plant (assuming maximal consumption by all customers in the summer season, characterized by peaks of demand from customers). The majority of the agreements are for ten years terms and may be extended for an additional five years, and the agreements do not obligate the customers to purchase a minimum quantity of electricity. The end-users include the Israeli Ministry of Defense, Mekorot (Israel’s water utility and supply company), Israeli food manufacturers (Ossem and Strauss), Israeli hotel chains (Isrotel and Fattal), and others. The electricity supply agreements are, mainly, based on a reduced rate compared to the rate applicable to electricity consumers in the general market, as determined by the Israeli Electricity Authority. There is no regulatory or contractual limit on the discount rate at which electricity can be sold by Dorad. Dorad’s supply agreements, with the exception of agreements executed prior to the extension of the supply license) are required to include an exit right for the customer no later than five years from the date of the start of electricity supply.

Dorad has two customers who generate revenues above 10% of Dorad’s annual revenues. Revenues from these customers were approximately NIS 386 million and NIS 238 million for the year ended December 31, 2021 and approximately NIS 334 million and NIS 200 million for the nine-month period ended September 30, 2022, for Customer A and Customer B, respectively. Dorad executed long-term contracts with Customer A and Customer B. Dorad estimates that it will be able to replace these customers in the event of termination of the contract with them and that these customers do not pose a material credit risk to Dorad.

The abovementioned estimation of Dorad in connection with its ability to replace certain customers and the credit risk associated with these customers, constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to Dorad and the Company as of the date of this report and are not under their control, which include, inter alia, terms offered by other electricity manufacturers and suppliers, the demand for electricity in the private sector, the continued financial stability of the customers and other risk factors listed in Section 1.17 below.

For information concerning the arrangements applicable to Dorad in connection with the sale of availability and electricity to the System Manager see Section 1.11.7 below.

1.8.	Seasonality

The demand for electricity by Dorad’s customers is seasonal and is affected by, among other factors, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the Taoz Tariff (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, the Taoz Tariff is higher in the summer season than in the intermediate and winter seasons.

1.9.	Fixed Assets; Real Property and Facilities

Lease Agreement

In 2008, Dorad executed a lease with respect to the land on which the Dorad Power Plant is located (approximately 18.5 acres) with EAIS (one of Dorad’s shareholders who leases the land from the Israel Land Authority) for the construction period and for a period of 24 years and 11 months following the commencement of commercial operations of the Dorad Power Plant. The lease agreement was executed by the Israel Land Authority in April 2015 and expires on May 20, 2039. The annual payment under the lease agreement is approximately NIS 3.7 million, linked to the Israeli CPI. Dorad undertook to indemnify EAPC and EAIS for payments and expenses paid or to be paid by EAIS, including the improvement, tax payments, fines for expenses and other payments, in respect of the land due to the construction of the power plant. In addition, Dorad’s shareholders signed a guarantee in favor of EAPC (which transferred its lease right to EAIS) to fulfill Dorad’s obligations as stated above to indemnify EAIS. The liability of Dorad’s shareholders according to the guarantee will be up to their holdings in Dorad’s share capital (pro rata).

Municipal Tax Assessment

In March 2022, Dorad received a municipal tax assessment from the city of Ashkelon for the years 2019-2022, which requires an additional payment of approximately NIS 18 million, based on claims for an error in the size of the property and its classification. Dorad filed an objection on March 6, 2022, claiming, among other things, that in 2015 Dorad signed a settlement agreement with the municipality of Ashkelon which regulated the payment of the municipal tax until 2025, and therefore there is no basis for revising the assessment. Dorad’s management estimates, based on the position of its legal advisors, that if the objection submitted will not be fully accepted, there is a probability exceeding 50% that Dorad will not be required to pay an amount exceeding NIS 1.5 million for the aforementioned assessment (Dorad recorded a provision in the amount of NIS 1.5 million in its financial statements in connection with the assessment). This estimation constitutes forward looking information as defined in the Securities Law, 1968.

Office Lease

Dorad leases offices from a third party for a lease term currently expiring in December 2025.

For information concerning production and supply licenses granted to Dorad in connection with the Dorad Power Plant, see Section 1.5.2 above.

1.10.	Employees

As of September 30, 2022, Dorad had 14 employees in its headquarters and adopted employee compensation plans.

1.11.	Raw Materials and Suppliers

1.11.1.	Agreement with Tamar

On October 15, 2012, Dorad entered into the Tamar Agreement with Tamar, which is one of the suppliers of natural gas for the Israeli electricity market. Pursuant to information received from Dorad, Dorad purchases natural gas from Tamar for purposes of operating the Dorad Power Plant and the main terms of the Tamar Agreement are as follows:

a.
Tamar has committed to supply natural gas to Dorad in an aggregate quantity of up to approximately 11.2 billion cubic meters (BCM), or the Total Contract Quantity, in accordance with the conditions set forth in the Tamar Agreement.

b.
The Tamar Agreement will terminate on the earlier to occur of: (i) sixteen (16) years following the commencement of delivery of natural gas to the Dorad power plant or (ii) the date on which Dorad will consume the Total Contract Quantity in its entirety. Each of the parties to the Tamar Agreement has the right to extend the Tamar Agreement until the earlier of: (i) an additional year provided certain conditions set forth in the Tamar Agreement were met, or (ii) the date upon which Dorad consumes the Total Contract Quantity in its entirety.

c.
Dorad has committed to purchase or pay for (“take or pay”) a minimum annual quantity of natural gas in a scope and in accordance with a mechanism set forth in the Tamar Agreement. The Tamar Agreement provides that if Dorad did not use the minimum quantity of gas as committed, it shall be entitled to consume this quantity every year during the three following years and this is in addition to the minimum quantity of gas Dorad is committed to.

d.
The Tamar Agreement grants Dorad the option to reduce the minimum annual quantity so that it will not exceed 50% of the average annual gas quantity that Dorad will actually consume in the three years preceding the notice of exercise of the option, subject to adjustments set forth in the Tamar Agreement. The reduction of the minimum annual quantity will be followed by a reduction of the other contractual quantities set forth in the Tamar Agreement. The option described herein is exercisable during the period commencing as of the later of: (i) the end of the fifth year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) January 1, 2020, and ending on the later of: (i) the end of the seventh year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) December 31, 2022. In the event Dorad exercises this option, the quantity will be reduced at the end of a one year period from the date of the notice and until the termination of the Tamar Agreement. This option was exercised by Dorad (see below for additional details).

e.
The natural gas price set forth in the Tamar Agreement is linked to the production tariff as determined from time to time by the Israeli Electricity Authority, which includes a “final floor price.”Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad’s profitability may be adversely affected.

f.	Dorad may be required to provide Tamar with guarantees or securities in the amounts and subject to the conditions set forth in the Tamar Agreement.

g.
The Tamar Agreement includes additional provisions and undertakings as customary in agreements of this type such as compensation mechanisms in the event of shortage in supply, the quality of the natural gas, limitation of liability, etc.

h.
The Tamar Agreement provides that during an “interim period” (as such term is defined in the Tamar Agreement), the supply of the gas to Dorad will be subject to the quantities of the natural gas that will be available to Tamar at that time after supply of natural gas to other customers of Tamar with which contracts were signed for supply of natural gas prior to the signing of the agreement with Dorad. The Tamar Agreement further provides that the interim period will end when Tamar completes, should it ultimately complete, a project for expansion of the supply capacity of a system for treatment and transfer of natural gas from the Tamar reserve, subject to the fulfillment of preconditions detailed in the agreement. In April 2015, Dorad received a notification from Tamar whereby the “interim period” will begin on May 5, 2015. In November 2016, Dorad received notification from Tamar whereby the interim period will end on September 30, 2020. On January 22, 2020, Dorad received a notification from the partners in the Tamar license that the “interim period” will end on March 1, 2020. According to the notification and the terms of the Tamar Agreement, Tamar considers Dorad as a permanent customer commencing from the end of the “interim period”.

As a result of the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS.

On April 2, 2019, Dorad entered into an addendum to the Tamar Agreement according to which the gas quantities specified in the addendum to the Tamar Agreement that Dorad purchases from Tamar will not be included for the purpose of calculating the quantities of gas at the time of the reduction of the purchases from Tamar, in accordance with the instructions of the Tamar Agreement and in accordance with the layout instructions for increasing the quantity of natural gas produced from the Tamar natural gas field and rapid development of natural gas fields Leviathan, Karish and Tanin and additional fields, dated August 16, 2015.

On March 22, 2021, Dorad entered into an addendum to the Tamar Agreement according to which the parties agreed on the amount of gas that Dorad will purchase from Tamar commencing January 1, 2022, and Dorad exercised the option set forth in section (d) above, resulting in an update to the amounts and prices of gas purchased by Dorad from Tamar, which is beneficial to Dorad. This addendum also provides that Dorad will be entitled to compensation in the amount specified in the addendum.

On April 5, 2021, Dorad entered into an additional gas purchase agreement with Tamar, or the Additional Tamar Agreement, pursuant to which Dorad is entitled to purchase additional quantities of gas from Tamar during a period of four years ending on April 5, 2025. As part of the Additional Tamar Agreement, Dorad will receive a grant that depends, among other things, on the amount of gas consumption quantities determined in the Additional Tamar Agreement. Dorad received 50% of the grant in the first quarter of 2022 and expects to receive the remainder on the date of termination of the Additional Dorad Agreement pursuant to the conditions set forth therein.

The addendums to the Tamar Agreement and the Additional Tamar Agreement were subject to certain conditions precedent that were met on July 14, 2021.

1.11.2.	Agreement with Energean

In October 2017, Dorad executed an agreement with Energean Israel Ltd., or Energean, regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion is expected to be by the second half of 2021. Dorad will purchase about half of the gas required to operate the Dorad Power Plant and the rest of the demand will continue to be supplied by Tamar. According to the agreement with Energean, if Dorad does not actually consume the minimum quantity it has undertaken, it will be forced to consume this quantity. On November 2018, all the suspending conditions included in the agreement with Energean were fulfilled. On February 5, 2020, Energean informed Dorad that due to the Coronavirus (Covid-19) spread in China, the Chinese government issued restrictions on travel and transportation including to an area where portions of Energean gas production facilities are manufactured and therefore a delay is expected in the construction of production facilities and in the gas supply to Dorad. On April 22, 2020, Energean informed Dorad that it took several steps in order to overcome the impact of the Covid-19 crisis in order to decrease the expected delay in the provision of natural gas to Dorad and on September 10, 2020 Energean updated the date in which it expects to start providing the natural gas from the first half of 2021 to the second half of 2021. During 2021 and early 2022, Energean updated the forecast date for the initial gas flow several times. Due to these delays, Dorad continued to purchase gas from Tamar at a higher price than the price set in the agreement with Energean. In February 2022, Dorad approached Energean demanding that it meet the timeline set forth in the agreement and compensate Dorad for the delays. Energean began to flow gas to Dorad at the beginning of November 2022.

Dorad has a dependency on both Tamar and Energean for the timely and sufficient supply of natural gas.

1.11.3.	Agreement with Alon Gat

On March 6, 2019, Dorad signed a memorandum of understanding with Alon Energy Centers LP, or Alon Gat, which is constructing a private power plant for the production of electricity in Kiryat Gat, Israel, with a capacity of approximately 73 MW. On November 11, 2019, Dorad signed an addendum to this memorandum of understanding. In the framework of the memorandum of understanding and the addendum, Alon Gat will serve as a producer who will provide Dorad with the full availability of the aforementioned power plant and will sell the electricity produced at the power plant to Dorad, which will serve as supplier in consideration for payment for availability and electricity, for a term of six years and options to extend for an aggregate period of an additional six years, whereby each party has the right to terminate the arrangement under certain circumstances with a prior notice. In addition, Alon Gat, who holds the production license, will be responsible for operating the Alon Gat power plant and generating electricity at the plant and will bear all costs related to operating the Alon Gat power plant, the availability and the power generation. Dorad will be responsible for all activities related to the power supply sales to the customers and the IEC. On November 12, 2019, commercial operation of the Alon Gat power plant began and the implementation of the memorandum of understanding, as amended, became effective. The memorandum of understanding and addendum contain termination provisions, including in the event of regulatory changes that materially impair the implementation of the understandings between the parties.

Following the hearing scheduled by the Israeli Electricity Authority in August 2019 and the resolution published by the Israeli Electricity Authority in January 2020 regarding the amendments to the standards on consumption plan anomalies, which may affect the financial feasibility of the understandings with Alon Gat, on August 12, 2021, Dorad signed an amendment to the addendum and memorandum of understanding, valid until December 31, 2022, that includes addressing consumption plan anomalies. As part of the amendment, Dorad will examine the economic viability following the resolution in respect of a change in the production tariff and a material change in the demand hours cluster, which constitutes a regulatory change as defined in the memorandum of understanding and addendum and may affect the financial feasibility of the arrangement with Alon Gat. It was further agreed that Dorad will be entitled to receive an annual payment that is intended to compensated it for the damage in connection with the decisions of the Israeli Electricity Authority detailed above. For more information concerning the resolution of the Israeli Electricity Authority see Section 1.5.2 above under “Consumption Plans and Deviations”.

1.11.4.	Delivery of Natural Gas

In November 2010, Dorad executed a standard agreement with Israel Natural Gas Lines Ltd., a governmental company, which was approved by the Israeli Gas Authority, according to which the Dorad Power Plant was connected to the natural gas pipeline. Dorad paid connection fees in the amount of NIS 47 million and is obligated to pay Israel Natural Gas Lines Ltd. a fixed monthly payment for the capacity in the pipeline and a variable payment for gas flowing through the pipeline.

1.11.5.	Operation and Maintenance (O&M) Agreement

Dorad previously entered into an operation and maintenance agreement with Eilat-Ashkelon Power Plant Services Ltd., or EAPPS, a wholly-owned subsidiary of EAIS, which holds 37.5% of Dorad. Certain of the obligations under such agreement were subcontracted to Zorlu, which holds 25% of Dorad. During 2013, EAPPS entered into an agreement with Ezom Ltd., or Ezom, which, to our knowledge, is 75% owned by the controlling shareholder of Edelcom (which holds 18.75% of Dorad) with the remainder held by a company controlled by Zorlu, for the provision of sub-contracting services to EAPPS. Despite the assignment and subcontracting agreement, EAPPS remained liable to Dorad for all obligations under the agreement. In 2016, the prices of certain services included in the agreement was updated based on the mechanism included in the agreement, effective retroactively to the beginning of 2016. In December 2017, Dorad and Ezom executed an operation and maintenance agreement for the Dorad Power Plant, or the Dorad O&M Agreement, replacing EAPPS by Ezom as the O&M contractor of the Dorad Power Plant under the same terms. The Dorad O&M Agreement is for a period of 24 years and 11 months commencing upon receipt of a permanent license by Dorad, and in no event for a period that is longer than the period of the lease of the Dorad Power Plant premises. Pursuant to the O&M agreement, Dorad receives operation and maintenance services, including purchase of spare parts and repairs in consideration for a fixed and variable (depending on production during the period) monthly payment.

1.11.6.	Diesel Storage Agreement

In June 2013, Dorad entered into an agreement with EAPC to store diesel oil in EAPC’s facilities. In accordance with the agreement, Dorad stores diesel oil in the quantities it needs both for back-up needs of alternative fuel as required by the applicable regulations and for current needs in a total amount estimated at approximately 14,000 cubic meters in accordance with the conditions and periods detailed in the agreement. In March 2019, a transfer of rights and obligations to the diesel storage agreement was made to the Europe Asia Pipeline Company Ltd., who took over EAPC’s activities, under the same conditions.

1.11.7.	Agreement with the System Manager for Sale of Availability and Electricity

In addition to the provision of electricity to specific commercial consumers, in August 2010, Dorad entered into an agreement with the IEC, which governs the provision of infrastructure services and electricity from the IEC to Dorad, provides that Dorad will supply availability and energy to the IEC based on a production plan determined by the Israeli Electricity Authority, on IEC’s requirements and on the tariffs determined by the Israeli Electricity Authority. According to the aforementioned agreement, the IEC connected Dorad’s power plant to the electricity grid, and also provides Dorad with infrastructure, backup and ancillary services that are required to enable the supply of electricity by Dorad to the private consumers at the time and in consideration for the prices that will be determined according to the standards applicable to Dorad, as determined from time to time by the Israeli Electricity Authority. In the agreement, provisions were established, among other things, regarding the equipment, materials and assets used and intended for use to connect the Dorad Power Plant to the electricity grid, their operation by the IEC, their inspection and the provision of maintenance services for them.

According to the agreement of Dorad with the System Manager, Dorad undertook to provide the System Manager with variable availability at the level of power that is not intended for Dorad’s end customers, in accordance with a production plan whose format is determined by the Israeli Electricity Authority, and to sell to the System Manager the electricity that it will seek to purchase out of the variable availability provided to it. The System Manager committed to purchase availability and energy capacity from Dorad in accordance with the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, for a period of twenty years commencing on the date of commercial operation. In the event that Dorad does not sell any electricity to private customers, Dorad will be entitled for payments from the System Manager for all its free availability capacity. It was also determined that in exchange for the sale of energy, the System Manager will pay Dorad the price at which Dorad offered to sell to the System Manager, but no more than the maximum price set by the Israeli Electricity Authority in accordance with the standards applicable to Dorad and in accordance with Dorad’s tariff approval.

In connection with the establishment of Noga, the new System Manager, Dorad’s agreement with the IEC was assigned by the IEC to the System Manger during 2021.

1.11.8.	Settlement with Egyptian Gas Supplier

In December 2020, Dorad signed a settlement agreement with East Mediterranean Gas Company, or EMG, an Egyptian gas supplier with whom Dorad executed a gas supply agreement that was terminated. In connection with the settlement agreement, Dorad agreed to waive any claim against EMG in connection with the amounts paid by Dorad to EMG in respect of the terminated agreement and in return Dorad received an amount of approximately NIS 13 million, of which an amount of approximately NIS 1.3 million was received in December 2020 and the balance was receive during 2021.

1.12.	Working Capital Deficiency

Dorad’s working capital is based on its current assets, net of current liabilities. Dorad’s current assets consist mainly of cash and cash equivalents and trade receivable and its current liabilities consist mainly of current maturities of loans from banks, trade payables and other payables.

As of September 30, 2022, Dorad had a working capital deficiency (unaudited) of approximately NIS 58.1 million. Dorad’s current assets as of September 30, 2022 were approximately NIS 552.6 million and its current liabilities as of September 30, 2022 were approximately NIS 610.7 million.

The working capital deficiency is mainly due to a onetime payment in the amount of approximately NIS 22 to the Israeli Tax Authority (as set forth below under “Taxation”), to the impact of malfunctions in the turbine during the period, to the indexation of the Dorad Credit Facility and to a non-recurring additional amount paid on account of the Dorad Credit Facility during the year ended September 30, 2022, in the amount of approximately NIS 33.6.

1.13.	Financing

Financing Agreements

Dorad entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd. as the arranger of the debt and Clal Credit and Financing Ltd. of the Clal Insurance Company Ltd. group as the organizer of the institutional lenders’ consortium, or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached in November 2010, with the first drawdown received in January 2011. The Dorad Credit Facility provides that the consortium will fund up to NIS 3.85 billion, indexed to the Israeli CPI, which in any event will not be more than 80% of the cost of the project, with the remainder to be funded by Dorad’s shareholders and that guarantees will be provided to third parties in accordance with the project’s documents.

The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating. The range of interest rates is between 5.1% and 5.29% and as of September 30, 2022, the effective interest rate is approximately 5.1%. The funding is repaid (interest and principal) in semi-annual payments (on May 26 and November 26 of each year), commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. Dorad is also required to pay annual commissions in the aggregate amount of approximately $0.17 million. The Dorad Credit Facility further includes customary provisions, representations and warranties, including early repayment under certain circumstances and floating and fixed charges on Dorad’s assets and rights in connection with the Dorad Power Plant, whereby a breach of representations and warranties is likely to lead, among others, to a demand for immediate repayment, a breach of Dorad’s undertakings under its licenses and potentially the termination of the licenses.

The Dorad Credit Facility requires Dorad to comply with the following financial standards: (i) a debt coverage ratio of 1.10:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period, and (ii) a minimal loan life coverage ratio of 1.10:1. Dorad is in compliance with these financial standards as of September 30, 2022.

As noted above, Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Dori Energy) undertook to provide guarantees to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including certain environmental hazards. During the first nine months of 2022, the Israeli CPI increased by approximately 4.1%, which increased Dorad’s financing expenses in an aggregate amount of approximately NIS 114 million.

The aggregate investment of Dorad in the construction of the Dorad Power Plant was approximately NIS 4.7 billion (equivalent to approximately €1.1 billion). The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves. In connection with the Dorad Credit Facility, Dorad also provided pledges on its properties, including fixed, floating and real property pledges.

As of September 30, 2022, the outstanding balance of the Dorad Credit Facility was approximately NIS 2.62 billion. As of September 30, 2022, no additional withdrawals are permitted under the Dorad Credit Facility.

In connection with the Dorad Credit Facility, Dorad executed an accounts agreement that regulates the opening of the project accounts and the distribution of cash flows between the accounts. In addition, the agreement provides conditions and procedures for making deposits and withdrawals from each account, determines the total minimum balances in each of the reserve funds, regulates the order of priorities for payments between the accounts and other conditions in connection with the management of the accounts, including regarding transfers between accounts. The reserve funds include a fund for debt service, a fund for heavy maintenance, a fund for distribution and a fund for regulatory fines. As of September 30, 2022, the remaining deposits in respect of the aforementioned reserve funds are in the aggregate amount of approximately NIS 512 million.

Dorad entered into hedging transactions with respect to the NIS/USD exchange rate and changes in the Israeli CPI as noted under Section 1.17.3 below.

Shareholders’ Loans and Guarnatees

In connection with the Dorad Credit Facility, Dorad’s shareholders executed an equity injection agreement and subordinated loan agreement with Dorad and the financing entities. These agreements include undertakings by Dorad’s shareholders to inject, separately and each according to their relative share, from time to time and simultaneously with each withdrawal request from the Dorad Credit Facility, a total of up to 20% cash, whether as equity or by way of shareholders’ loans, which in any case will be subordinated and pledged to Dorad’s obligations towards the financing entities, in accordance with the terms of the agreements. In accordance with the capital injection agreement and to guarantee the shareholders’ obligations to provide their relative share of funding, the shareholders provided at that time cash and bank guarantees in the amount of their commitment net of any amounts transferred to Dorad prior to such date. The capital injection agreement includes representations and undertakings in relation to Dorad’s shareholders and the project, the violation of which may, among other things, cause a demand for immediate repayment of the Dorad Credit Facility, a breach of Dorad’s undertakings under its licenses and potentially the termination of the licenses. In accordance with the subordinated loan agreement, commencing on the financial closing date, any amount that will be designated as a loan will be linked to the Israeli CPI and will bear an annual interest rate of 10%, and it is also determined that any distribution to Dorad’s shareholders, including loan repayment, will be possible subject to compliance with financial standards as detailed in the financing agreements (see above). As part of the Dorad Credit Facility, all of Dorad’s issued share capital is pledged in favor of Poalim Trust Services Ltd., as trustee for the financing entities.

In connection with the equity injection agreement executed by Dorad’s shareholders, Dorad’s shareholders provided Dorad with shareholders’ loans in an aggregate amount of approximately NIS 605 million (of which Dori Energy’s share is approximately NIS 115 million and the Company’s indirect share is approximately NIS 57 million). Commencing in 2016, Dorad gradually repaid the shareholders’ loans and in June 2019, Dorad made the final repayment of shareholders loans in the aggregate amount of NIS 19 million, of which Dori Energy received approximately NIS 3.7 million (approximately €1 million).

As of September 30, 2022, we (through Dori Energy) provided guarantees to the Israeli Electricity Authority, to the System Manager, to the Israeli Electricity Authority and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 13.5 million. The guarantees were provided pursuant to a Guarantee Provision Agreement between Dori Energy and an Israeli bank, which includes customary provisions and also undertakings of the Company to comply with certain financial standards and an agreement of the shareholders of Dori Energy that upon the occurrence of certain events, including non-compliance with the financial standards, an event of default under the Dorad Credit Facility, a breach by the Luzon Group, the Company, Ellomay Energy, Ellomay Energy LP or Dori Energy of undertakings to the bank and a change of control of the Luzon Group, the Company, Ellomay Energy and/or Ellomay Energy LP, the shareholders’ loans provided to Dori Energy will be subordinated to amounts due from Dori Energy to the bank under this agreement and Dori Energy will not be permitted to distribute any dividends or make any payments to its shareholders.

Dorad Credit Rating

As noted above, the funding obtained under the Dorad Credit Facility is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating. Dorad received an “investment grade” rating (AA-), on a local scale, from S&P Ma’alot. There were no changes in Dorad’s credit rating in the past three years.

1.14.	Taxation

Dorad’s tax assessments through and including 2014 are considered closed (subject to the limitations under applicable law). Dorad conducted assessment discussions with the Israeli Tax Authority regarding the tax assessments submitted by it for the years 2015-2020. In December 2020, Dorad received an assessment from the Israeli Tax Authority according to the best judgment for 2015, according to which it was determined that Dorad had taxable income in 2015 in the amount of approximately NIS 9 million and carried forward losses in the amount of approximately NIS 674 million. In the reasons for the assessment, the Israeli Tax Authority claimed that Dorad is not entitled to accelerated depreciation rates for certain components of the Dorad Power Plant and that Dorad is not entitled to demand depreciation expenses for the amount of $140 million that was paid by Dorad to the construction contractor and for which a derivative claim was filed against the construction contractor and Zorlu and an arbitration proceeding is ongoing (see under Section 1.15 below). Similar claims were made by the Israeli Tax Authority also with reference to the additional tax years under assessment discussions (i.e., 2016-2020). Dorad did not accept the claims made by the tax authority and filed a claim on the assessment issued to it. In addition, Dorad’s position was that there was an error in the assessment according to the best judgment issued to it in 2015, as also according to the reasons provided by the Israeli Tax Authority a tax liability should not have arisen in this year.

On December 30, 2021, Dorad signed a final assessment agreement for the years 2015-2020 with the Israeli Tax Authority in which it was determined the treatment of depreciation of the Dorad Power Plant throughout the period of its operation, and that Dorad would adjust depreciation expenses in the amount of approximately NIS 1.87 billion so that it would have a tax liability for the 2020 tax year in the amount of approximately NIS 22 million (including interest and linkage). The depreciation expenses that were adjusted as stated above were added as a current business expense in equal parts commencing January 1, 2021, for a period of 5 years (i.e., approximately NIS 374 million per year). In connection with the arbitration proceeding relating to the payment of the $140 million amount, it was agreed that Dorad will reflect the results of the arbitrator’s ruling, when received, in the first tax report submitted by it after receiving the arbitrator’s ruling and the final resolution of the procedure.

Dorad is an “industrial company” pursuant to the terms of the Israeli Encouragement of Industry (Taxes) Law, 1969, and accordingly is entitled to certain benefits including accelerated depreciation of the power plant.

1.15.	Material Contracts

For information concerning material contracts, see Sections 1.71.11 above.

1.16.	Legal Proceedings

We and Dori Energy, and several of the other shareholders of Dorad and their representatives and Dorad, are involved in various litigations as follows:

Petition to Approve a Derivative Claim filed by Dori Energy and Ran Fridrich

During April 2015, Dori Energy approached Dorad in writing, requesting that Dorad take legal steps to demand that Zorlu, Wood Group Gas Turbines Ltd., the engineering, procurement & construction contractor of the Dorad Power Plant, or Wood Group, and the representatives of Zorlu on the Dorad Board of Directors disclose details concerning the contractual relationship between Zorlu and Wood Group. In its letters, Dori Energy notes that if Dorad will not act as requested, Dori Energy intends to file a derivative suit in the matter.

Following this demand, in July 2015, Dori Energy and Dori Energy’s representative on Dorad’s Board of Directors, who is also a member of our Board of Directors, filed a petition, or the Petition, for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed against Zorlu, Zorlu’s current and past representatives on Dorad’s Board of Directors and Wood Group and several of its affiliates, all together, the Defendants. The petition requested, inter alia, that the court instruct the Defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant. For the sake of caution, Plaintiffs further requested to reserve their rights to demand, on behalf of Dorad, monetary damages in a separate complaint after Dorad receives the aforementioned information and documents.

In January 2016, Dori Energy filed a motion to amend the Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents, to remove Zorlu’s representatives and to add several documents which were obtained by Dori Energy, after the Petition had been filed. Dorad and Wood Group filed their response to the motion to amend the Petition and Zorlu filed a motion for dismissal. During the hearing held in March 2016, Zorlu withdrew the motion for dismissal and is required to submit its response to the motion to amend the Petition by March 31, 2016.

At a hearing held in April 2016, the request submitted in January 2016 to amend the Dori Energy Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents was approved. At the end of July 2016, the respondents filed their responses to the amended Dori Energy Petition. Dori Energy and Hemi Raphael had until December 19, 2016 to reply to the respondents’ response. Following the recusal of the judges in the Economic Department of the Tel Aviv-Jaffa District Court, in September 2016 the President of the Israeli Supreme Court instructed that the parties will inform the court as to the proper venue in which the petition should be heard and to update the court whether the parties reached an agreement as to the transfer of the dispute to an arbitration proceeding. During October 2016, Dori Energy notified the court that the parties have not yet reached an agreement and requested that the court determine which judges will decide on the petition and the respondents notified the court that the discussion concerning transferring the dispute to an arbitration process are advancing and an attempt will be made to reach an arbitration agreement during November 2016. On November 15, 2016, the President of the Israeli Supreme Court instructed that the parties will update the court on the proposed transfer of the proceeding to an arbitration process by early December 2016.

In December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the petition to approve a derivative claim filed by Edelcom mentioned below will be arbitrated before Judge (retired) Hila Gerstel. In January 2017, the arbitrator ruled, among other things, that the statements of claim in the various proceedings will be submitted by February 19, 2017, the statements of defense will be submitted by April 4, 2017, discovery affidavits will be submitted by April 6, 2017, responses will be submitted by May 4, 2017 and a preliminary hearing will be held on May 10, 2017. These dates were extended with the agreement of the parties so that the statements of claim will be submitted by February 23, 2017 and the statements of defense will be submitted by April 9, 2017. Following the execution of the arbitration agreement, Dori Energy and Mr. Raphael requested the deletion of the proceeding and the request was approved. A statement of claim, or the Claim, was filed by Dori Energy and Mr. Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings 2006 Ltd., which owns Edelcom, or Edeltech, and, together with Mr. Edelsburg and Edelcom, the Edelsburg Group, on February 23, 2017 in which they repeated their claims included in the amended Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. During March 2017, the respondents filed two motions with the arbitrator as follows: (i) to instruct the plaintiffs to resubmit the statement of claim filed in connection with the arbitration proceedings in a form that will be identical to the form of the statement of claim submitted to the court, with the addition of the monetary demand only or, alternatively, to instruct that several sections and exhibits will be deleted from the statement of claim and (ii) to postpone the date for filing their responses by 45 days from the date the motion set forth under (i) is decided upon. The plaintiffs filed their objection to both motions and some of the respondents filed their responses to the objection. In April 2017, the Defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Dori Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed, among other claims, that if the plaintiffs’ claim against Zorlu was accepted and would negate Zorlu’s right receive compensation and profit from its agreement with Dorad and therefore Zorlu should be compensated in the amount of approximately NIS 906.4 million (approximately €218.3 million). Similarly, also within their statement of defense, Edelcom, Mr. Edelsburg and Edeltech filed a third-party notice against Dori Energy claiming for breaches by Dori Energy of the duty to act in good faith in contract negotiations and that any amount ruled will constitute unlawful enrichment.

In October 2017, EAIS, which holds 37.5% of Dorad’s shares, filed a statement of claim in this arbitration proceeding. In its statement of claim, EAIS joins Dori Energy’s and Mr. Raphael’s request as set forth in the Claim and raises claims that are similar to the claims raised by Dori Energy and Mr. Raphael in the Claim.

In November 2017, Dori Energy and Mr. Raphael filed their responses to the defendants’ statements of defense and in December 2017, Dori Energy, Mr. Raphael and EAIS filed their statements of defense to the third-party notices submitted by the defendants. In December 2017, Zorlu filed a request in connection with the Dori Energy statement of claim to the extent it is directed at board members serving on behalf of Zorlu and in January 2018 the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad. During January 2018, Mr. Edelsburg, Edelcom and Zorlu filed their statement of defense in connection with the claim filed by EAIS and also filed third party notices against EAIS, Dori Energy and the Luzon Group claiming that EAIS and the Luzon Group enriched themselves at Dorad’s account without providing disclosure to the other shareholders and requesting that, should the position of Dori Energy and EAIS be accepted in the main proceeding, the arbitrator, among other things, obligate EAIS to refund to Dorad all of the rent paid to date and determine that Dorad is not required to pay any rent in the future or determine that the rent fees be reduced to their market value and refund Dorad the excess amounts paid by it to EAIS, to determine that the board members that represent EAIS and Dori Energy breached their fiduciary duties towards Dorad and obligate EAIS and Dori Energy to pay the amount of $140 million, plus interest in the amount of $43 million, which is the amount Zorlu received for the sale of its rights under the Dorad EPC agreement, and to rule that in connection with the engineering and construction works performed by the Luzon Group, the Luzon Group and Dori Energy are required to refund to Dorad or compensate the defendants in an amount of $24 million, plus interest and linkage and, alternatively, to determine that Mr. Edelsburg, Edelcom and Zorlu are entitled to indemnification from the third parties for the entire amount they will be required to pay.

In May 2019, a new arbitrator was appointed, and dates were set for the discovery process. The evidentiary hearings were scheduled during March-June 2020 and commencing August 2020. Due to the Covid-19 crisis, several evidentiary hearings scheduled during the period commencing March 2020 were cancelled. Evidentiary hearings were held during June, August, September, October and November 2020 and during February and March 2021 and the parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. On February 15, 2021 the arbitrator approved replacing the late Mr. Hemi Raphael as the claimant with Mr. Ran Fridrich. The parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. Additional evidentiary hearings were held in March-May 2021. On May 19, 2022, summaries were submitted and during June and July 2022 several hearings were held to complete the oral arguments. The arbitrator informed the parties that he will issue an arbitration award in the first quarter of 2023. The parties are due to submit their claims regarding expenses in connection with all proceedings under arbitration by December 31, 2022.

For more information see Note 6 to our annual financial statements included in the 2021 Annual Report and to our interim financial statements included as Exhibit 99.1 to a Form 6-K submitted to the MAGNA on September 22, 2022.

Petition to Approve a Derivative Claim filed by Edelcom

In February 2016 the representatives of Edelcom, which holds 18.75% of Dorad, and Ori Edelsburg sent a letter to Dorad requesting that Dorad file a claim against Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy’s shares, the Luzon Group and Dori Energy referring to an entrepreneurship agreement that was signed in November 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately €11.9 million) in consideration for management and entrepreneurship services. Pursuant to this agreement, the Luzon Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Letter claims that as a consequence of the management rights and the options to acquire additional shares of Dori Energy granted to us pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Letter therefore claims that Dori Group breached its commitment according to entrepreneurship agreement. The Edelcom Letter requests that Dorad take all legal actions possible against the Dori Group, Dori Energy, Ellomay Energy and Mr. Hemi Raphael to recover the amounts it paid in accordance with the entrepreneurship agreement and also notify Dori Energy that, until recovery of the entrepreneurship fee, Dorad shall withhold the relevant amount from any amount Dori Energy is entitled to receive from Dorad, including repayments of shareholders’ loans and dividend distributions. In July 2016, Edelcom filed a petition for approval of a derivative action against Ellomay Energy, the Luzon Group, Dori Energy and Dorad. In November 2016, Ellomay Energy and Dori Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Dori Energy and Hemi Raphael mentioned above and in November 2016, Edelcom filed an objection to this request. As noted above, in December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the proceeding mentioned above will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the petition to approve the derivative claim to the arbitrator. On April 30, 2017, Ellomay Energy filed its response to the petition and on May 1, 2017 the Luzon Group filed its response to the petition. For more information see above under “Petition to Approve a Derivative Claim filed by Dori Energy and Ran Fridrich”.

Opening Motion filed by Zorlu

On April 8, 2019, Zorlu filed an opening motion with the District Court in Tel Aviv against Dorad and the directors serving on Dorad’s board on behalf of Dori Energy and EAIS. In the opening motion, Zorlu asked the court to instruct Dorad to convene a shareholders meeting and to include on the agenda of this meeting a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant, or the Dorad 2 Project. Zorlu claimed that although the articles of association of Dorad provides that the planning and construction of an additional power plant requires a unanimous consent of the Dorad shareholders, and while Zorlu and Edelcom are opposed to this project, including due to the current disagreements among Dorad’s shareholders, Dorad continued taking actions to advance the project, which include spending substantial amounts of Dorad’s funds. Zorlu further claims that the representatives of Dori Energy and EAIS on the Dorad board have acted to prevent the convening of a shareholders meeting as requested by Zorlu. On April 16, 2019, Edelcom submitted a request to join the opening motion as an additional respondent as Edelcom claims that it is another shareholder in Dorad that opposes the advancement of the project at this stage. In addition, Edelcom joined Dori Energy and EAIS as additional respondents to its request, claiming that these entities are required to be part of the proceeding in order to reach a complete and efficient resolution. All parties agreed to the joining of Edelcom, Dori Energy and EAIS to the proceeding. On June 15, 2019, Edelcom filed its response to the petition, requesting that the court accept the petition. On August 13, 2019, Dorad, EAIS and the Dorad board members submitted their responses and requested that the petition be dismissed. On December 8, 2019, an evidentiary hearing was held. The parties filed their summations in writing during June and July 2020. On August 27, 2020, Dorad informed the District Court that the National Infrastructure Committee resolved, inter alia, to approve the presentation of the plan submitted by Dorad in connection with the additional power plant to the District Committee’s and the public’s comments, subject to amendments. On September 9, 2020, EAIS and its representatives on the Dorad Board of Directors submitted a response to the notice, claiming that the information included in the notice supports a rejection of the opening motion. Zorlu and Edelcom each filed a response on September 13, 2020, asking to remove the notice provided by Dorad from the District Court’s file. On September 17, 2020, the District Court ruled that the notice will not be removed from the file. On June 28, 2021, a ruling was handed in which the court ordered Dorad to convene a special shareholders meeting, on whose agenda will be the planning and construction of the “Dorad 2 Project”. Following the said ruling, Dorad’s board resolved that Dorad's management will continue to examine the feasibility of the “Dorad 2 Project” and its implications, and bring its decisions to the board's approval. Dorad’s Board of Directors further resolved that to the extent it will approve the Dorad 2 Project, the decision will be presented to Dorad’s shareholders for approval. On July 27, 2021, a shareholders meeting of Dorad was held. In accordance with the court ruling, the agenda for such meeting included two resolutions (1) the planning and construction of the Dorad 2 Project – a resolution that Dori Energy and EAIS supported and Edelcom and Zorlu rejected; and (2) approval of the aforementioned resolution of the Dorad Board of Directors – a resolution which Dori Energy and EAIS supported and with respect to which Edelcom and Zorlu abstained. Following such shareholders meeting, correspondence was exchanged between Dorad and Edelcom concerning, among other issues, the implications of the aforementioned resolutions. Dorad estimates (after consulting with legal counsel) that by convening the aforementioned shareholders meeting Dorad complied with the court ruling and therefore the opening motion process ended. For more information concerning the Dorad 2 project, see Section 1.6 above.

For information concerning a third-party claim submitted to Dorad by the IEC in connection with a class action filed against the IEC, see Section 1.5.2 under “Consumption Plans and Deviations”.

1.17.	Risk Factors

1.17.1.	Macro Risks

Security and Economic Conditions in Israel – The Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip to Southern and Central Israel. Due to the location of the Dorad Power Plant, Dorad has implemented various security measures in order to enable continued operations of the Dorad Power Plant during attacks on its premises. However, any such further attacks to the area surrounding the Gaza Strip or any direct damage to the location of the Dorad Power Plant may damage it and disrupt its operations, and may cause losses and delays. In addition, Dorad’s operations are impacted by the general security and economic conditions in Israel, any deterioration in the security or economic condition in Israel, including, but not limited to, due to war, terrorist attacks, recession or any other events that may cause a decrease in electricity consumption or electricity prices, may damages Dorad’s facilities or the transmission of gas to the Dorad Power Plant or may adversely impact Dorad’s customers, could adversely affect the operations and financial results of Dorad.

Covid-19 – The Covid-19 crisis affected Dorad’s customers (which include hotels and other industrial customers), and therefore any decrease in electricity consumption by Dorad’s customers and in Israel generally (affecting the amount of electricity purchased by the IEC from Dorad), may affect Dorad’s financial results. Dorad’s financial statements for the quarter ended September 30, 2022 note that it monitors the re-spreading of the virus and continuously examines the options for dealing with damage to its income.

Natural Disasters and Fires – Dorad’s equipment is further subject to natural disasters, including flooding and earthquakes and to the risk of fire, due to the use of combustible materials and high temperature work environment. Although such damages are generally covered by Dorad’s insurance policies by insurance policies, any such failures may cause disruption in the production, may not all be covered by the insurance and reinstating the Dorad Power Plant to its former operations in the event of such disasters may involve a considerable amount of resources and investment and take a substantial amount of time and could therefore adversely affect Dorad’s profitability

1.17.2.	Field of Operation Risks

Electricity Tariffs – Pursuant to the Israeli Electricity Market Law, the electricity tariffs and their updates are determined solely by the Israeli Electricity Authority. The electricity tariffs have a material impact on the results of operations of Dorad. For more information see Section 1.5.2 above.

Market Structure – The electricity sector in Israel is dominated by the IEC, which controls and operates the supply, distribution and transmission of electricity, and also produces the majority of electricity in Israel. The System Manager, which is a newly-formed governmental company, entered into an agreement with Dorad for the purchase of availability and electricity and its ability to pay Dorad could be affected by any potential financial instability of the System Manager. The inability of the System Manager to pay Dorad may adversely affect Dorad’s plan of operations and could have a material adverse effect on Dorad’s profitability.

Regulation and Licenses – The Israeli electricity sector is subject to various laws and regulations, such as the tariffs charged and paid by the System Manager and the IEC, and the licensing requirement. The tariffs paid by Dorad in connection with the Dorad Power Plant to the System Manager for system operation services provided to Dorad and the fees received by Dorad from the System Manager for electricity sold to the IEC and for providing the IEC with energy availability, are all based on tariffs determined by the Israeli regulator. The updates and changes to the regulation and tariffs required to be paid to the IEC and to the System Manager by Dorad, or from the System Manager to Dorad, may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, a manufacturer of electricity in Israel is required to hold permanent licenses for production and supply, issued by the Israeli Electricity Authority, which include terms and conditions that could be revised in the future by the Israeli Electricity Authority, and which could be revoked under certain circumstances. In the event Dorad does not meet its obligations set forth in the licenses or in the event the Israeli Electricity Authority decides to impose additional restrictions or materially change the terms of the licenses, then, subject to its right to a hearing, Dorad may lose one or all of its licenses (production and supply) or their terms may be materially revised. Failure to maintain such licenses or a material revision to the terms of the licenses could adversely affect Dorad’s results of operations. For more information see Section 1.5.2 above.

Dependency on Service Providers – Dorad’s operations depend upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. If the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad’s customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad’s profitability could be adversely affected. Dorad also depends on certain sole suppliers for services, including the IEC, which distributes the electricity manufactured by Dorad to Dorad’s customers and Israel Natural Gas Lines Ltd., who delivers the gas required for Dorad’s operations. Any disagreement or disruption of these services could adversely impact Dorad’s operations.

Equipment Failures – Significant equipment failures may limit Dorad’s production of energy. Although damages from equipment failures generally covered by insurance policies and certain equipment defects are still covered by the manufacturers’ and construction contractor’s warranties, any such failures may cause disruption in the production, may not all be covered by the insurance or covered by the warranties and the correction of such failures may involve a considerable amount of resources and investment and could therefore adversely affect Dorad’s profitability.

IT and Cyber Attacks – Dorad’s operations depend on the availability and accurate function of its information technology, communications and data retrieval and analysis systems. As such, Dorad is exposed to risks of cyber-attacks, either directed specifically at Dorad or at infrastructure or Israeli sites in general. The occurrence of a cyber-attack may halt Dorad’s operations and result in damages to Dorad’s financial results and reputation.

Environmental Regulation – The Dorad power plant is subject to environmental regulations, aimed at increasing the protection of the environment and reducing environmental hazards, including by way of imposing restrictions regarding noise, harmful emissions to the environment and handling of hazardous materials. Currently the costs of compliance with the foregoing requirements are not material. Any breach or other noncompliance with the applicable laws may cause Dorad to incur additional costs due to penalties and fines and expenses incurred in order to regain compliance with the applicable laws, all of which may have an adverse effect on Dorad’s profitability and results of operations.

Competition – The electricity production sector in Israel has expanded and evolved during recent years, with the introduction of privately held electricity production facilities. Dorad is subject to competition from existing or new electricity producers, who will attempt to sell electricity directly to private customers, including Dorad’s customers or potential customers. The added competition may reduce the rates received by Dorad and therefore decrease its revenues and profitability.

1.17.3.	Specific Risks

Joint Control over Dori Energy and Restrictions under Dori Energy Shareholders’ Agreement – We currently hold 50% of the equity of Dori Energy who, in turn, holds 18.75% of Dorad and accordingly our indirect interest in Dorad is 9.375%. Although we entered into the Dori Energy Shareholders Agreement with Dori Energy and the Luzon Group, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. Moreover, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori Energy Shareholders Agreement, we are entitled to nominate. As we have one representative on the Dorad Board of Directors, which has a total of seven directors, we do not control Dorad’s operations. Therefore, as we have joint control over Dori Energy and limited control over Dorad, we may be unable to prevent certain developments that may adversely affect their business and results of operations. Since July 2015, several of Dorad’s direct and indirect shareholders, including Ellomay Energy, are involved in various legal proceedings, all as more fully described under Section 1.15 above. The Dori Energy Shareholders Agreement contains several restrictions on our ability to transfer our holdings in Dori Energy, including a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Dori Energy should we elect to do so and may adversely affect the return on our investment in Dori Energy.

Operation of the Facility – The operation of the Dorad Power Plant is highly complex and depends upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand. The profitability of Dorad also depends on the accuracy of the proprietary forecasting system used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in an inability to provide the amount of electricity required by Dorad’s customers or in over-production, both of which could have a material adverse effect on Dorad’s operations and profitability.

Risks in connection with Credit Facility – The construction of the Dorad Power Plant was mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties and further includes a list of events that may enable the lenders to demand immediate repayment of the credit facility. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities, material changes in Dorad’s licenses or a loss of license by Dorad and additional factors may trigger certain rights granted to the lenders under the financing documents and may adversely affect Dorad’s operations and profitability.

Risks in connection with Price and Availability of Natural Gas – Dorad entered into a long-term natural gas supply agreement with the partners in Tamar. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions that may result in Dorad paying for natural gas not actually required for its operations. In addition, in November 2022, Dorad started purchasing natural gas also from Energean. Dorad’s operations depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and Energean and on the existence of sufficient reserves throughout the term of the agreements with Tamar and Energean. Any disruptions in the gas supply, due to, among other things, hostile actions, equipment malfunctions, political factors or natural disasters, could adversely impact Dorad’s operations and results of operations. In addition, the price of natural gas under the supply agreements with Tamar and Energean is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreements. In the event of future reductions in the production tariff, the price of gas may reach the “floor price” and thereafter will not be further reduced. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar or Energean will adversely affect Dorad’s results of operations.

Exchange Rate Fluctuations - Due to the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in the exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS.

CPI Fluctuations –Due to the indexing to the Israeli consumer price index under Dorad’s credit facility, Dorad is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability. Dorad entered into hedging transaction in order to minimize the risk.

Liquidity – Dorad is required to make payments to various third parties, including the financing consortium, the gas suppliers, the O&M contractor and the gas transmission service provider. In the event Dorad will not have sufficient liquidity to comply with its payment obligations, its operations and financial results may be materially adversely impacted.

Legal Proceedings – Dorad is involved in several arbitration and court proceedings initiated by Dorad’s shareholders, including Dori Energy. Disagreements and disputes among shareholders may interfere with Dorad’s operations and specifically with Dorad’s business plan and potential growth.

Sole Operations – Dorad’s sole operation is the Dorad Power Plant. Therefore, any event that materially adversely impacts the Dorad Power Plan will materially adversely impact Dorad.

The following table sets forth the current assumptions with respect to the potential impact of the risk factors on Dorad’s operations:

	Risk Factor	Substantial Influence	Moderate Influence	Minor Influence
	Security and Economic Conditions in Israel		*
	Covid-19			*
	Natural Disasters and Fires		*
Field of Operations Risks	Electricity Tariffs	*
	Market Structure		*
	Regulation and Licenses		*
	Dependency on Service Providers		*
	Equipment Failures		*
	IT and Cyber Attacks		*
	Environmental Regulation		*
	Competition		*
Specific Risks	Joint Control over Dori Energy and Restrictions under Dori Energy Shareholders’ Agreement		*
	Operation of the Facility		*
	Credit Facility		*
	Risks in connection with Price and Availability of Natural Gas		*
	Exchange Rate Fluctuations		*
	CPI Fluctuations	*
	Liquidity		*
	Legal Proceedings			*
	Sole Operations			*

The abovementioned information concerning risk factors, including the estimation of the impact of certain occurrences, constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of Dorad and the Company, as applicable, as of this date. The operations of Dori Energy and Dorad may be subject to additional risk factors in the future, and the impact of each risk factor, should it materialize, may be different from the assessments contained herein.